UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. _)

1.	Name of the Registrant:

STAAR SURGICAL CO

2.	Name of Person Relying on Exemption:

Yunqi Capital Limited

3.	Address of Person Relying on Exemption:

Unit 3703, 37/F, AIA Tower, 183 Electric Road, North Point, Hong Kong

4.	Written Materials. The following written material is attached hereto:

Press release, dated October 21, 2025, attached hereto as Exhibit 1.

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended. This is not a solicitation of authority to vote any proxy. Yunqi Capital Limited (together with its affiliates, “Yunqi Capital”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Yunqi Capital.

PLEASE NOTE: Yunqi Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Exhibit 1

Yunqi Capital Issues Letter to STAAR Surgical’s Board Calling for Timely Convening of the Special Meeting to Vote on the Alcon Transaction

Shareholders Have the Information They Need to Make an Informed Vote

Preliminary Net Sales Results for Third Quarter Underscore a Positive Trajectory

Continues to Oppose the Proposed Merger and Will Vote AGAINST at the Special Meeting

HONG KONG, October 21, 2025 – Yunqi Capital Limited (together with its affiliates and the funds it advises, “Yunqi Capital”), an investment management firm and 5.1% shareholder of STAAR Surgical Company (“STAAR” or the “Company”) (NASDAQ:STAA), today issued the following letter to the Board of Directors of STAAR regarding Yunqi’s opposition to the proposed sale to Alcon Inc. (SIX/NYSE:ALC) on the terms announced on August 5, 2025.

The text of the letter to the Board is as follows:

October 21, 2025

STAAR Surgical Company

25510 Commercentre Drive

Lake Forest, CA 92630

Dear Members of the Board:

We are writing to express concern over recent representations by the Company regarding the proposed merger with Alcon, to urge you to hold the special meeting of shareholders on October 23, 2025, as planned, and to reiterate our confidence in the future of the Company after the shareholder vote on the proposed merger is concluded and presumably defeated. We continue to oppose the proposed merger and have accordingly voted our shares against it.

1. Recent Company Disclosures Are Disingenuous

To start with, we are troubled by recent characterizations from the Company regarding the proposed merger. STAAR’s October 16 press release disingenuously touts that “Despite Broadwood’s assertions, STAAR has not received any proposal to acquire the Company other than from Alcon.”

To be clear, shareholders such as Broadwood and us have not alleged that STAAR has received “proposals” or “offers” to acquire the Company other than from Alcon. Instead, shareholders have asserted that the Company ran a deficient process leading up to the proposed merger. We have criticized the Board for having chosen to meaningfully engage only with Alcon rather than properly conducting a market check or soliciting interest from additional counterparties to maximize value for shareholders. Our view is that a real process, and one perhaps conducted at a more appropriate time from the standpoint of the Company’s best interests, may have led to credible proposals.

We also take issue with STAAR’s recent press release of October 16 touting that “Alcon is paying STAAR stockholders a 59% premium to STAAR’s 90-day Volume Weighted Average Price (VWAP).”

We struggle to understand how the Company can genuinely view that stated premium as compelling for shareholders, given that business cycles clearly impacting the Company last substantially more than 90 days. In recent earnings disclosures, the Company has consistently acknowledged working through cyclical challenges, such as excess inventory and macroeconomic trends in China. It was never the Company’s expectation, prior to the merger announcement, that these challenges and other headwinds would be resolved within one or two quarters. While a 59% premium may appear compelling when viewed in isolation, shareholders understand that this figure is being presented without the fuller context of the Company’s long-term trajectory – context the Company itself has emphasized in past earnings materials.

As to the Company’s recent, corrective disclosures, we appreciate that these are a step in the right direction of informing shareholders about the proposed merger. STAAR’s corrective press release of October 16 appropriately confirmed the existence of outreach by a third party – “Party C” – to CEO Stephen Farrell and Chair Elizabeth Yeu, which the Company did not previously disclose to shareholders.

But while this update from the Company is welcomed, it is also cryptic and invites more questions, such as whether initial interests from other parties have remained undisclosed or were similarly not followed up on by the Company. The important point for us as STAAR shareholders is the actions STAAR took – or failed to take – to explore this outreach as part of an effort to seek value for shareholders. When STAAR’s CEO began reengaging with Alcon in June 2025, the correspondence from Party C was in recent memory. Yet apparently no effort was made by the Company to follow up or to learn anything more about the nature of Party C’s interest. So, we appreciate that shareholders now know, as STAAR says in its corrective press release, that Party C’s email “was not followed up on by Party C.” But more important to us is that Party C’s email was not followed up on by STAAR.

2. The Company Should Hold the Special Meeting on October 23 as Planned and Resist Pressure from Alcon to Delay

The Company should hold the vote on the Proposed Merger as scheduled on October 23, 2025, without delay or the pretense of shareholders needing more time to consider the information at hand. The Board should also reject any pressure from Alcon to that end as part of an effort by Alcon to support its own predatory acquisition of the Company and its ongoing pattern of serial acquisitions in the ophthalmology space.

Shareholders already have the information they need, and the three proxy advisors have given their recommendations. We are aware of what the Company has done and said regarding the transaction. Every week the Company delays the vote, its market recovery and broader trajectory remain in limbo and the Board and management are delayed in course correcting.

We also urge the Company not to amend the merger agreement in an effort to suddenly and belatedly create more time for the Board to “shop” the Company between now and a delayed special meeting to approve the proposed merger with Alcon. We believe that the Company cannot be effectively and fairly shopped under the current circumstances and while Alcon’s $28 dollar offer remains outstanding and still scheduled for shareholder approval at a future date. Such a process would be unduly rushed, would occur at the same time as the Company is recovering from setbacks, and would be overseen by certain directors and officers who are conflicted in light of the Alcon transaction.

If STAAR is to look for additional buyers in the future, it should do so after the merger agreement with Alcon is ended and in a framework allowing sufficient time for a comprehensive market check and for potential counterparties to conduct due diligence, such as a period of three to six months. A properly run process could invite interest from both strategic buyers (including Alcon, if willing) and financial sponsors, providing participants with access to data rooms, management presentations, and discussions with distributors and other stakeholders. Directors and officers involved with the process would have the benefit of advice from independent industry consultants and financial advisors. Directors and officers who would be conflicted in light of the Alcon transaction can and should also recuse themselves from oversight of such a process.

3. Preliminary Net Sales Results for Third Quarter 2025 Support Our Opposition to the Proposed Merger

The recent press release from STAAR of October 20, 2025, announcing preliminary net sales results for the third quarter, underscores a positive trajectory for the Company, particularly in the critical China market. After adjusting for sales in other geographies, China revenue in the third quarter is estimated at approximately $54.4 million, bringing total China-related revenue for the first three quarters of 2025 to about $142.6 million when factoring in earlier de-stocking activity.

Contrary to the claim that demand in China remains soft or will continue to decline, the data suggests the opposite. STAAR’s reported revenue is not a direct representation of end demand, as it is influenced by channel inventory movements and distributor ordering patterns rather than the pace of actual surgical procedures. When those inventory effects are removed, the underlying picture becomes clear: procedure-level, end-consumer demand in China has remained strong throughout 2025. The apparent softness in reported sales reflects an intentional and largely completed effort by distributors to normalize inventories, not a contraction in patient demand or physician activity.

Viewed from this “end-demand” perspective, the reconstructed China revenue trajectory provides the clearest evidence yet of stabilization and renewed momentum. The Company’s investor presentation issued on September 26, 2025, projects $160 million in China sales for 2026. Current trends suggest that figure may be conservative. We believe that STAAR’s China revenue could realistically reach the $180–200 million level in 2026, accounting for combination of the Company’s year-to-date China revenue of $142.6 million, an estimated $40 million run rate for the fourth quarter 2025, and on-the-ground demand growth of roughly 5%. The picture that emerges from the new release is one of renewed momentum and sustainable end-user demand, supporting our view that STAAR’s long-term growth prospects – particularly in its largest market – remain intact and even understated by official guidance.

We would also note that STAAR’s October 20 press release fails to provide any details on the Company’s margins or profitability, which we believe is material information that shareholders should have before the special meeting.

Having analyzed the Company’s announcement, we think it is important to point out that there are minimal costs associated with the $25.6 million in consignment revenue, meaning that the vast majority of those revenues would flow directly into gross profits. As a result, we believe the Company’s third quarter gross margins will be high.

We also believe the Company’s third quarter operating margins will benefit from the cost reduction program that was started at the end of the first quarter. The third quarter will be the first “clean” quarter after the cost-cutting initiatives, and shareholders should be informed as to how operating margins are benefitting from these actions. Strong operating margins would be another clear sign that STAAR can deliver sustained profitability in the future, and demonstrate that the Company is well-positioned to exceed its original 2026 EBITDA projection of $98 million.

To ensure that shareholders are making an informed decision, the Company should not withhold material information from shareholders and should disclose both the costs and profit margins of operating the business. Selectively disclosing information and cherry-picking data that supports management’s own agenda with respect to the merger proposal does not instill the confidence that shareholders deserve as they vote on this proposed sale.

4. The Road Ahead Is Bright

We continue to believe that STAAR is well-positioned to thrive following the rejection of the merger. If the shareholders reject the deal, we expect the Board to chart a constructive path forward, driving value for the shareholders. And we envision that the Company could, at the appropriate time and from a position of strength, initiate a disciplined strategic alternatives review.

In preparation for and in conjunction with such a process, the Board could advance a number of strategic initiatives that would strengthen STAAR’s business fundamentals. This includes the recommendations that we have previously detailed for the Company about the significant opportunities we see in China, the Company’s largest market. For example, we are confident the Company can capitalize on the positive momentum of its ICL technology and its improving position in China, even amid macroeconomic headwinds. As market conditions normalize, we believe the ICL franchise is well-positioned to emerge stronger, driving meaningful value creation.

In addition, we would urge STAAR to immediately launch its Evo Plus V5 lenses in China, as we believe there will be strong demand for this product, which could provide an additional growth driver as the Company builds on its positive momentum heading into 2026.

The post-meeting Company should also work to enhance transparency and reporting quality. Reported revenues can be distorted by inventory fluctuations in distribution channels, as seen in prior quarters. A clearer assessment of business health depends on ICL surgery volumes and average selling prices, data currently available only through third-party sources such as IQVIA and distributor surveys. We encourage STAAR to begin disclosing these metrics – historic and current – alongside total refractive-surgery volumes. More transparency would clarify regional performance and rebuild investor confidence. Our diligence suggests mid-single-digit ICL-surgery growth (~5%) in 2025, an encouraging sign of sustained underlying demand.

We would also highlight that STAAR’s third quarter net sales exceeded consensus by 2.8%, which means that if the Alcon proposal is rejected, and with proper disclosure on its current financial performance, it is likely that we would see a significant upgrade in both the 2026E sales as well as its EBITDA. We are confident this would help to alleviate potential volatility if the Alcon deal is voted down.

Finally, the Company should focus on strengthening its distribution economics, particularly in China. We urge the Board to prioritize restructuring STAAR China’s distribution model, ideally overseen by a director with medical-industry experience in the region. As noted in our prior communications, aligning channel margins and operating costs with U.S. benchmarks could unlock substantial financial upside. Incorporating these improvements into analyst expectations would support stronger valuations and deliver greater shareholder returns in any future strategic process.

* * *

While we have our differences with certain members of the Board and management on the proposed merger, the stability and long-term prospects of STAAR are what matter most. After the vote concludes, we look forward to engaging constructively with you as the post-meeting Board and management work to accelerate the Company’s momentum and keep it on a path toward realizing its full value.

Sincerely,

Christopher M. Wang

Founder and Chief Investment Officer

Yunqi Capital Limited

About Yunqi Capital

Yunqi Capital is a Hong Kong headquartered investment manager with over US$250 million in assets under management. The firm deploys a fundamental long-short equity strategy, with a concentrated portfolio, that is primarily invested in the equity securities of companies with a significant China connection. Yunqi Capital is led by CIO Chris Wang, an experienced portfolio manager with a strong track record of generating attractive returns on capital, controlling portfolio risk and managing investment teams.

Disclaimers

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD OR OTHER VOTING INSTRUCTION FORM. YUNQI CAPITAL IS NOT ASKING FOR YOUR PROXY AND WILL NOT ACCEPT PROXY CARDS IF SENT. YUNQI CAPITAL IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. This press release does not recommend the purchase or sale of a security. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. In addition, this press release and the discussions and opinions herein are for general information only, and are not intended to provide investment advice.

The information contained or referenced herein is for information purposes only in order to provide the views of Yunqi Capital and the matters which Yunqi Capital believes to be of concern to stockholders described herein. The information is not tailored to specific investment objectives, the financial situations, suitability, or particular need of any specific person(s) who may receive the information, and should not be taken as advice in considering the merits of any investment decision. The views expressed herein represent the views and opinions of Yunqi Capital, whose opinions may change at any time and which are based on analyses of Yunqi Capital and its advisors. In addition, the information contained herein is being publicly disclosed without prejudice and shall not be construed to prejudice any of Yunqi Capital’s rights, demands, grounds and/or remedies under any contract and/or law.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “in our view”, “from our perspective”, “intends”, “estimates”, “plans”, “will be”, “would” and similar expressions. Although Yunqi Capital believes that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Yunqi Capital or the Company—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s public filings with the U.S. Securities and Exchange Commission, including those listed under “Risk Factors” in annual reports on Form 10-K and quarterly reports on Form 10-Q and those related to the pending transaction involving the Company. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Yunqi Capital does not undertake any obligation to update or revise any forward-looking information or statements. Certain information included in this material is based on data obtained from sources considered to be reliable. Any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and, unless required by law, are subject to revision without notice.

Funds and investment vehicles (collectively, the “Yunqi Funds”) managed or advised by Yunqi Capital currently beneficially own shares of the Company. The Yunqi Funds are in the business of trading (i.e., buying and selling) securities and intend to continue trading in the securities of the Company. You should assume the Yunqi Funds will from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, Yunqi Capital’s beneficial ownership of shares of, and/or economic interest in, the Company may vary over time depending on various factors, with or without regard to Yunqi Capital’s views of the pending transaction or the Company’s business, prospects, or valuations (including the market price of the Company shares), including, without limitation, other investment opportunities available to Yunqi Capital, concentration of positions in the portfolios managed by Yunqi Capital, conditions in the securities markets, and general economic and industry conditions. Without limiting the generality of the foregoing, in the event of a change in the Company’s share price on or following the date hereof, the Yunqi Funds may buy additional shares or sell all or a portion of their holdings of the Company (including, in each case, by trading in options, puts, calls, swaps, or other derivative instruments). Yunqi Capital also reserves the right to change the opinions expressed herein and its intentions with respect to its investments in the Company, and to take any actions with respect to its investments in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

Contact

Chris Wang

cwang@yunqipath.com